JDA Software Group, Inc.
14400 N. 87th Street
Scottsdale, Arizona 85260
www.jda.com

+1.480.308.3460 main
+1.480.308.4268 fax
September 14, 2010
VIA EDGAR
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5720
Re:	Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 File No. 000-27876
Dear Mr. Gilmore:
JDA Software Group, Inc. (the “Company”) acknowledges receipt of comment letters from the staff of the Securities and Exchange Commission dated August 30, 2010 and August 31, 2010, respectively, with respect to the Company’s above-captioned filing.
The Company is carefully reviewing and considering the staff’s comments, and is in the process of preparing a response to these comments. However, the Company is not in a position to respond to the staff’s comments within ten business days, as requested by the staff. The Company expects to be in a position to respond to the staff’s comments by September 28, 2010 and appreciates the staff’s accommodation in this regard.
Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by telephone at (480) 308-3460.
Sincerely,

G. Michael Bridge
Senior Vice President, General Counsel
cc:	Pete Hathaway, JDA Software Group, Inc.